FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES INCREASE

TO EXCHANGEABLE SHARE RATIOS

Calgary, Alberta – December 20, 2005 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) is pleased to announce an increase to the Exchange Ratio of the Exchangeable Shares of Enterra Energy Corp. from 1.19637 to 1.20694 and an increase to the Exchange Ratio of Rocky Mountain Acquisition Corp. Exchangeable Shares from 1.02271 to 1.03175.  These increases are effective on December 15, 2005.

The increase in the Exchange Ratio of Enterra Energy Corp. Exchangeable shares is calculated as follows:

Record Date of Enterra Energy Trust Distribution	November 30, 2005
Opening Exchange Ratio	1.19637
Enterra Energy Trust Distribution per Unit	US$ 0.17
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to December 15, 2005)	US$19.24
Increase in Exchange Ratio *	0.01057
Effective Date of the Increase in Exchange Ratio	December 15, 2005
Exchange Ratio as of Effective Date	1.20694

The increase in the Exchange Ratio of Rocky Mountain Acquisition Corp. Exchangeable shares is calculated as follows:

Record Date of Enterra Energy Trust Distribution	November 30, 2005
Opening Exchange Ratio	1.02271
Enterra Energy Trust Distribution per Unit	US$ 0.17
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to December 15, 2005)	US$19.24
Increase in Exchange Ratio *	0.00904
Effective Date of the Increase in Exchange Ratio	December 15, 2005
Exchange Ratio as of Effective Date	1.03175

*  The increase in the Exchange Ratio is calculated by multiplying the Enterra Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Ten Day Weighted Average US$ Trading Price of EENC-Q.

A holder of Enterra Energy Corp. Exchangeable Shares or Rocky Mountain Acquisition Corp. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Company Contacts:

Investor Relations Counsel

Enterra Energy Trust

The Equity Group

Reg Greenslade, Chairman

Linda Latman (212) 836-9609

Telephone (403) 213-2507

Andreas Marathovouniotis (212) 836-9611

Keith Conrad, President and CEO

www.theequitygroup.com

Telephone (403) 444-4424

(403) 444-0100

www.enterraenergy.com